December 30, 2024

VIA EDGAR

Claire DeLabar

Robert Littlepage

Uwem Bassey

Jeff Kauten

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nidar Infrastructure Limited
Registration Statement on Form F-4
Filed November 13, 2024
File No. 333-283189

Dear Ms. DeLabar:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated December 11, 2024 (the “Comment Letter”), regarding the Registration Statement on Form F-4 (the “Registration Statement”), which was filed by Nidar Infrastructure Limited (the “Company” or “Nidar”) with the United States Securities and Exchange Commission (the “Commission”) on November 13, 2024.

The Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 1. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 1.

Cover Page

1.	Comment: Please disclose here and in the summary section that Nidar is contemplating issuing additional securities in a private placement to PIPE Investors. Also disclose any material financing transactions that have occurred since the initial public offering of the special purpose acquisition company or will occur in connection with the consummation of the de-SPAC transaction. Refer to Items 1604(a)(2) and 1604(b)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1 to disclose that Nidar is contemplating issuing additional securities in a private placement to PIPE Investors and to disclose the material financing transactions that Cartica Acquisition Corp (“Cartica”) has consummated since its initial public offering. Cartica does not currently intend to consummate any additional material financing transactions in connection with the consummation of the de-SPAC transaction, but the Company undertakes to update the disclosure on the cover page of any future amendments to the Registration Statement to discuss any additional material financing transactions of Cartica that are consummated or are in the future expected to be consummated in connection with the consummation of the de-SPAC transaction.

Prospectus Summary

Redemption Rights, page 42

2.	Comment: Please clarify that shareholders may exercise their redemption rights regardless of how they vote with respect to the proposed business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 of Amendment No. 1 to clarify that shareholders may exercise their redemption rights regardless of how they vote with respect to the proposed business combination.

The Cartica Board’s Reasons for the Business Combination, page 44

3.	Comment: Please disclose the source of your statement that “IT MW supply in India is anticipated to grow at an annual compounded growth rate of 17% versus 12% in the U.S. over the same period.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 182 of Amendment No. 1 to describe the source of this information.

Compensation Received by the Sponsor, page 49

4.	Comment: Please include disclosure outside of the table regarding the extent to which the compensation and securities issuances described in the table have resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 51 of Amendment No. 1 to include disclosure outside of the table regarding the extent to which the securities issuances described in the table have resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of Cartica. The Company respectfully advises the Staff that the payments pursuant to the Administrative Support Agreement, dated January 4, 2022, by and between Cartica and Cartica Acquisition Partners, LLC (the “Sponsor”), as amended, do not have a materially dilutive effect on the equity interests of non-redeeming shareholders, and the Company does not feel that additional disclosure would materially improve an investor’s understanding of the benefits of the transaction to the Sponsor. Further, the Company respectfully advises the Staff that the repayment of the notes issued to the Sponsor will not have an effect on the net assets of the surviving company as such payments constitute a reduction of an asset (cash) and a reduction of a liability (Promissory note – related party), and, therefore, the repayment of the notes issued to the Sponsor will not result in material dilution of the equity interests of non-redeeming shareholders of Cartica.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 - IFRS Conversion and Presentation Alignment, page 76

5.	Comment: Please expand the disclosure to explain the reason for classifying the Cartica Class A ordinary shares subject to redemption as a non-current financial liability under IFRS 2 rather than as a current liability.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 of Amendment No. 1 to explain the reason for classifying the Cartica Class A ordinary shares subject to redemption as a non-current financial liability under IFRS 2 rather than as a current liability.

Risk Factors

Nidar has substantial debt and faces risks associated with the use of debt..., page 89

6.	Comment: Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 89 and 90 of Amendment No. 1 to quantify Nidar’s debt service requirements and disclose that its cash flow may not be sufficient to cover its debt.

We depend on significant customers..., page 93

7.	Comment: We note your disclosure that your top three customers represented 50% of your total annualized recurring revenue generated by your properties as of March 31, 2024. Please revise to identify these customers and disclose the material terms of your agreements with these customers including the term and any material termination provisions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 93 and 94 of Amendment No. 1 to describe the top three customers and disclose the material terms of Nidar’s agreements with these customers including the term and any material termination provisions.

Other General Risks Related to Cartica, page 103

8.	Comment: Please add a risk factor that Cartica’s securities will be suspended from trading on Nasdaq and delisted if the business combination is not consummated by January 4, 2025.

Response: The Company acknowledges the Staff’s comment and has added a responsive risk factor under the caption “If Cartica fails to complete a business combination within 36 months of the IPO, the Cartica Class A Shares, Cartica Units and Cartica Public Warrants will be delisted from the Nasdaq Capital Market. This may result in Cartica Class A Shares, Cartica Units and Cartica Public Warrants to be traded over the counter, which could have a material adverse effect on the market prices of Cartica’s securities and on shareholder liquidity” on pages 108 and 109 of Amendment No. 1.

Risks Related to the Business Combination

J.P. Morgan Securities LLC, the underwriter for the IPO..., page 118

9.	Comment: Please revise to disclose that investors should not place any reliance on the fact that J.P. Morgan has been previously involved with Cartica and discuss the material impact, if any, of agreement provisions that survive the termination of its association with Cartica, such as indemnification, contribution, rights of first refusal or lockups.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 121 of Amendment No. 1 to disclose that investors should not place any reliance on the fact that J.P. Morgan has been previously involved with Cartica and discuss the impact of provisions that survive the termination of its association with Cartica.

Nidar is expected to be a “controlled company” within the meaning of the applicable rules of Nasdaq..., page 128

10.	Comment: Please quantify the percentage of voting power that will be held by Vista Holdings Limited upon the closing of the business combination based upon the No Redemption Scenario and the Maximum Redemption Scenario.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 131 of Amendment No. 1 to quantify the percentage of voting power that will be held by Vista Holdings Limited upon the closing of the business combination based upon the No Redemption Scenario and the Maximum Redemption Scenario.

The Business Combination Agreement and Ancillary Documents

The Cartica Board’s Reasons for the Business Combination, page 177

11.	Comment: Please revise to include a discussion of dilution as one of the material factors considered by Cartica’s board of directors in determining whether the de-SPAC transaction is advisable and in the best interests of the special purpose acquisition company and its security holders or advise. Refer to Item 1606(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under the former caption “Minority position,” which is now captioned “Cartica’s Public Shareholders Will Have a Minority Ownership Interest in Nidar,” on pages 49 and 185 of Amendment No. 1 to include a more detailed discussion of dilution as one of the material factors considered by Cartica’s board of directors in determining whether the de-SPAC transaction is advisable and in the best interests of the special purpose acquisition company and its security holders.

Information Related to Cartica

Directors and Executive Officers, page 196

12.	Comment: Please revise to disclose the experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Refer to Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 206 of Amendment No. 1 to disclose the experience of the SPAC sponsor and its affiliates in organizing special purpose acquisition companies and the extent to which the SPAC sponsor and its affiliates are involved in other special purpose acquisition companies. The Company respectfully advises the Staff that the Company is not aware of any experience or involvement of Cartica’s promoters with any other special purpose acquisition companies.

Information about Nidar

Overview, page 207

13.	Comment: We note your disclosures that Nidar provides AI services. Please provide a materially complete discussion of what you mean by AI services and also clarify and whether you utilize third-party artificial intelligence products.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 217 of Amendment No. 1 to provide a materially complete discussion of what Nidar means by AI services and to clarify and whether Nidar utilizes third-party artificial intelligence products.

Certain Relationships and Related Person Transactions

Nidar Related Person Transactions, page 251

14.	Comment: Please file the material related party agreements in this section as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company has included material related party agreements as Exhibits 10.21 through 10.27 in the registration statement (the “filed related party agreements”) described in the chart below. The filed related party agreements represent all of the material related party agreements to which Nidar is a party and which will remain in force following January 1, 2025. The other related party transactions arise primarily on an ad hoc basis, and are typically not entered into in connection with a pre-existing written agreement. There are numerous Unsecured Perpetual Debt documents from the related party in favor of a number of Nidar subsidiaries. The filed documents are representative of all of the Unsecured Perpetual Debt documents.

Related Party	Nature of Contract
Niranjan Hiranandani	Unsecured Perpetual Debt
Kamal Hiranandani	Unsecured Perpetual Debt
Persipina Developers Private Limited	NM1 Lease
Volupia Developers Private Limited	G1 Lease
Volupia Developers Private Limited	G1 Lease
Persipina Developers PVT. Ltd.	NM2 Lease
Darshan Hiranandani	Trademark License Agreement

Financial Statements - Nidar Infrastructure Limited

Note 3.7. Property, Plant and Equipment, page F-20

15.	Comment: We note that during the period, you reassessed the useful lives of certain assets from 3 years to 8 years. Please expand the disclosure to include the date of the change, the category of assets impacted, and the amount of the impact prospectively in fiscal 2024 or estimated for fiscal 2025.

Response: The Company acknowledges the Staff’s comment. The change in the determination of useful lives material should not have been included in the financial statements, since it did not occur until after the financial statements had been prepared for the year ending March 31, 2024. Reference to the change in useful lives has been removed on page F-21 of Amendment No. 1.

Note 13. Goodwill, page F-38

16.	Comment: We note in your disclosure of subsidiaries on page F-64 that NUI Services is a Utility, NIDP Developers is a Data Center and Globus Data is an Investing entity. Please expand the disclosure to describe the nature of the cash generating units by type of asset.

Response: The Company acknowledges the Staff’s comment. Under Note 13, we have disclosed the respective CGUs to which goodwill has been allocated. In our case, the respective legal entities are identified as CGUs, and their names have been disclosed in Note 13. Furthermore, the principal business activity of each legal entity has been disclosed under Note 37. As the total assets of the legal entity are included within the CGU, we believe that a separate disclosure describing the type of assets within the CGU is not required, as the existing disclosures provide sufficient information to meet the requirements of IAS 36.

Note 17. Cash and cash equivalents, page F-40

17.	Comment: Refer to Risk Factors on page 91 that states that Nidar is subject to legal restrictions on the convertibility of currencies in India, which could limit Nidar’s ability to use cash generated in India in another country. Please expand the disclosure to quantify the amount of cash and cash equivalents subject to restrictions.

Response: The Company acknowledges the Staff’s comment. The amount of cash and cash equivalents disclosed in the financial statements is not subject to legal restrictions on currency convertibility. However, if the Company decides to convert this cash and cash equivalents into USD or any other foreign currency to repay its obligations, the conversion must comply with the provisions of the Foreign Exchange Management Act (FEMA), 1999, and related regulations in India. The Company has revised the disclosure on page F-40 of Amendment No. 1 to note that all conversions of cash into a foreign currency are subject to this law.

Note 21. Other equity, page F-42

18.	Comment: Please revise to indicate the Company has an accumulated deficit, not retained earnings. Similarly revise the line-item description on your balance sheet.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-3, F-9 and F-42 of Amendment No. 1 to indicate the Company has an accumulated deficit, not retained earnings.

Note 30. Financial Instruments - Fair values and risk management

Other financial assets, page F-51

19.	Comment: Refer to the Summary of trade receivables and Impairment loss allowances with aging. We note that in fiscal 2023, the expected loss ratio increased from 7.58% to 99.99% for 1-2 years and 2-5 years outstanding, respectively. We also note that the 2023 expected loss ratios for over 1 year outstanding were lower as a percentage that 181-365 days outstanding. Please expand the disclosure to explain the trends for each fiscal year and the reasons for the significant differences from year to year.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-51 of Amendment No. 1 to expand the disclosure regarding trade receivables and impairment loss allowances to explain the trends for each fiscal year and the reasons for the significant differences from year to year.

Expected credit loss ratio has increased from 7.58 to 99.99%, as the Company commenced operations in 2020, it did not have a significant history of collections from receivables when preparing the financials for the year ended March 31, 2023. As a result, the Company applied 99.99% Expected Credit Loss (ECL) to trade receivables outstanding for more than two years, reflecting the higher uncertainty due to the lack of historical collection data. Where 7.58% ECL rate applied ageing bucket 1-2 years was applied based on the past history of loss allowances.

However, for the financial year 2023-24, the Company has accumulated a history of collections from customers. Consequently, the Company adjusted its approach by applying a loss percentage on receivables outstanding in the range of 2-5 years. This change reflects the improved credit quality and collection experience in the current period, allowing for a more nuanced and proportionate estimation of ECL based on the historical collection data.

For the year ended March 31, 2024, the trade receivables and impairment loss allowances for the ageing bucket of 1 to 2 years were 0.50%. However, the ECL ratio for the 181–365 days ageing bucket was 11.44%. This higher ratio is primarily due to a specific 100% loss provision of $75,000 made for one customer within the 181–365 days bucket. Additionally, the 91–180 days ageing bucket includes a specific provision of $60,000 for the same customer. As a result, the expected loss ratios for receivables outstanding over one year were lower as a percentage compared to the 181–365 days bucket. Excluding this specific provision, the loss percentage exhibits an increasing trend for both the year ending March 31, 2023 and the year ending March 31, 2024.

Note 32. Tax expenses, page F-58

20.	Comment: Please expand the disclosure to explain the reason for the decrease in domestic tax rate from 15% to 0% from 2023 to 2024. Also, expand the disclosure to include the various jurisdictions and statutory tax rates for each jurisdiction.

Response: The Company acknowledges the Staff’s comment. As explained in Note 1 - Domicile and Activities of the financial statement, Nidar Infrastructure Limited was redomiciled from Mauritius to the Cayman Islands effective December 27, 2023. The statutory tax rate in Mauritius is 15%. However, as the company was redomiciled to the Cayman Islands, where the statutory tax rate is 0%, the tax rate applicable to the company for the year ending March 31, 2024 decreased from 15% to 0%. The Company has revised the disclosure on page F-58 of Amendment No. 1 to reflect this explanation.

Note 34. Segment Reporting, page F-60

21.	Comment: We note on page 208 that you generate significantly higher margins from colocation services and AI services are estimated to contribute significantly higher margins when compared with cloud and managed services. Your subsidiaries, Nidar Utilities Panvel LLP and NIDP Developers Pvt. Ltd. are described on page 212 and operate as regulated entities per page F-28, charging rates determined by the respective State Electricity Regulatory Commission. The disclosure on page F-35 segregates fixed assets by the following: Networking & Security Equipment, Data Centre Equipment and Power Distribution Equipment, disclosure on page F-64 discloses that you have separate subsidiaries for Data Centre and Cloud Services, Network Bandwidth Services and the Utility business and disclosure on pages 221 and F-32 quantifies disaggregated revenues by these types. However, we also note on page F-31 that you state that you have integrated your organization structure with respect to its business considering that the synergies, risks and returns associated with business operations are not predominantly distinct and that you believe that you operate in a single segment. Please supplementally provide a detailed analysis that supports your belief that you operate in one segment using the criteria in paragraph 12 of IFRS 8 and your management structure using paragraph 9 of IFRS 8 in your analysis.

Response: The Company acknowledges the Staff’s comment. Yes we have disclosed that managed and cloud services generate significantly higher margins compared to colocation services, and AI services are projected to contribute even higher margins than cloud and managed services. However, we emphasize that margin alone is not a criterion for determining the need for a separate segment disclosure under IFRS.

Additionally, we clarify that NIDP Developers Pvt. Ltd. is not a regulated entity. The only regulated entity in our group is Nidar Utilities Panvel LLP, which is engaged in the sale of electricity.

The disaggregation of revenue was disclosed in compliance with Paragraphs 114–115 of IFRS 15, which require entities to categorize revenue in a manner that reflects how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

The disclosure of each class of property, plant, and equipment (PPE), including those related to the power business, was made to comply with Paragraph 73 of IAS 16, which requires entities to disclose information such as the measurement bases, depreciation methods, useful lives, and reconciliation of carrying amounts for each class of PPE.

The CODM, represented by our Managing Director (MD) and Chief Executive Officer (CEO), who review and evaluate the performance of the company using MIS reports that consolidate the Contribution, EBITDA, Operating Profit, and EBT of all business activities on an aggregated basis to allocate resources. This aligns with the requirements of Paragraph 9 of IFRS 8. Our business activities meet the aggregation criteria under Paragraph 12 of IFRS 8, as The nature of products and services revolves around supporting the data center and cloud ecosystem, including managed services, colocation, connectivity, and power distribution. The customer base remains consistent, predominantly comprising customer seeking comprehensive data center and IT solutions and the methods of service delivery share overlapping infrastructure and operational synergies hence justify aggregation into one segment.

Note 36. Related Party, page F-61

22.	Comment: Refer to the Trademark License Agreement with Mr. Darshan Hiranandani for the “Yotta” trademark on page 254. Please expand the related party disclosure to include this Trademark License Agreement, including the term and other reimbursements incurred by him in connection with the business of Nidar.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-62 of Amendment No. 1 to expand the related party disclosure to include this Trademark License Agreement, including the term and other reimbursements incurred by Mr. Darshan Hiranandani in connection with the business of Nidar. For the years ended March 31, 2024 and March 31, 2023, there were no reimbursements of expenses made in connection with the business of Nidar and its subsidiaries, including expenses related to the prosecution and maintenance of the Yotta license (such as, but not limited to, travel, conveyance, lodging, boarding, business development, and related expenses).

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (713) 354 – 4893.

Sincerely,

/s/ Taylor Landry
Taylor Landy

cc:	Sunil Gupta (Nidar Infrastructure Limited)